X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740


06016520

DELIVERED BY MAIL

RECEIVED
AUG 2 9 2006
WASH., D.C. 213 SECTION

August 22, 2006

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- Letter to the Shareholders of X-Cal Resources Ltd.
- Notice of the Annual and Special Meeting of the Shareholders
- Proxy
- Information Circular
- 51-102 Request Form 2006
- X-Cal Resources Ltd. 2006 Annual Report
- News Release dated August 22/06

PROCESSED
SEP 0 6 2006
THOMSON
FINANCIAL

Sincerely,

X-CAL RESOURCES LTD.

for

Sharon MacLellan

cw/
encl

X-Cal Resources Ltd.

TSX/XCL **August 10, 2006**

SEC MAIL RECEIVED PROCESSING
AUG 29 2006
WASH. D.C. 213 SECTION

LETTER TO SHAREHOLDERS

Dear Shareholders,

X-CAL Resources Ltd. is pleased to present the 2006 Annual Report and Information Circular.

In May of this year your company successfully completed the purchase of an interest in the Sleeper Gold Project with the result that X-Cal now controls 100% of that project. A vote of 97.63% of ballots cast at a Special Meeting of the Shareholders held on April 24, 2006 mandated issuance of up to 76 million shares to fund both the purchase and the recommended major exploration program. To date only 34 million of the total that was authorized have been issued. Regulatory approval on the remaining 42 million shares has expired. One of the resolutions to be voted on at the annual meeting is intended to reinstate and extend the previous approval for the remaining balance. Subject to market conditions, the renewed mandate allows X-Cal the flexibility to independently fund the recommended major exploration program by share issue.

Three mining companies have expressed ongoing interest in discussing direct earn in to Sleeper. Our position is to be open to these talks and that this alternative to share issue would require a truly substantial funding commitment to be attractive.

Additional information relating to matters to be dealt with at the meeting is in the information circular.

I look forward to seeing you at the annual meeting and encourage you to vote in advance of the meeting.

Yours truly,

Shawn Kennedy
President

X-CAL RESOURCES LTD.

PO Box 48479 Bentall Centre, Vancouver, BC, V7X 1A0
Tel: 604-662-8245 Fax: (604) 688-7740

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of Shareholders of X-Cal Resources Ltd. will be held on Monday, September 18, 2006 at the Canadian Room of The Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario at the hour of 3:00 p.m. in the afternoon, local time, for the following purposes:

1. To receive and consider the financial statements of the Company for the period ended March 31, 2006, together with the auditor's report thereon;
2. To appoint Smythe Ratcliffe Chartered Accountants as auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;
3. To ratify, confirm and approve all acts and things done by and the proceedings of the directors and officers of the Company on its behalf since the date of the last meeting of shareholders;
4. To determine the number of directors at 6;
5. To elect directors for the ensuing year; and
6. To approve a private placement that could result in the issuance to insiders, existing shareholders of the Company and other investors of up to 42,000,000 Common shares.
7. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Annual Report of the Company containing the report to the shareholders and the financial statements for the fiscal year ended March 31, 2006, including the auditors' report thereon accompanies this notice.

The board of directors has fixed the close of business on August 8, 2006 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting.

Shareholders who are unable to attend the meeting in person and who wish to ensure that their shares will be voted at the Meeting, are requested to complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the information circular accompanying this Notice.

Dated at Vancouver, this 10th day of August, 2006.

By order of the board,

(Signed) "*Shawn M. Kennedy*"

Shawn M. Kennedy, President & CEO

PROXY

ANNUAL AND SPECIALMEETING OF THE SHAREHOLDERS OF X-CAL RESOURCES LTD.

TO BE HELD ON MONDAY, SEPTEMBER 18, 2006, AT 3:00 PM (EST) AT THE CANADIAN ROOM OF THE ONTARIO CLUB, 5th FLOOR, COMMERCE COURT SOUTH, 30 WELLINGTON STREET WEST, TORONTO, ONTARIO, CANADA.

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Shawn M. Kennedy, a Director and Officer of the Company, or failing this person, John M. Arnold, a Director and Officer of the Company, or in the place of the foregoing, ______________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the *aforesaid meeting* of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

____

REGISTERED HOLDER SIGN HERE

____

DATE SIGNED

Resolutions:

(For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint Smythe Ratcliffe Chartered Accountants as auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor		N/A	
2. To ratify, confirm and approve all acts and things done by and the proceedings of the directors and officers of the Company on its behalf since the date of the last meeting of shareholders			N/A
3. To determine the number of Directors at 6			N/A
4. Election of Directors;			
To elect Shawn M. Kennedy as a Director		N/A	
To elect John M. Arnold as a Director		N/A	
To elect William E. Bateman as a Director		N/A	
To elect Derek Bartlett as a Director		N/A	
To elect Robert D. Preston as a Director		N/A	
To elect Larry Kornze as a Director		N/A	
5. To approve a private placement that could result in the issuance to insiders, existing shareholders of the Company and other investors of up to 42,000,000 Common Shares.			N/A
6. To transact such other business as may properly come before the meeting			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY:

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Investor Services Inc.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

(a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

OR

(b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, his/her Instrument of Proxy.

To be represented at the Meeting, **a proxy must be** ***DEPOSITED*** **at the office of "COMPUTERSHARE INVESTOR SERVICES INC. " no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.**

The mailing address of Computershare Investor Services Inc. is 100 University Avenue, Proxy Dept., 9th Floor, Toronto, ON M5J 2Y1 Canada and its fax number is 1(888) 453-0330 or Fax Within North America 1-866-249-7775 or Outside of North America (416) 263-9524

X-CAL RESOURCES LTD.

INFORMATION CIRCULAR

(As at August 10, 2006 except as indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of X-Cal Resources Ltd. (the "Company") for use at the annual and special meeting of the Company to be held on Monday, September 18, 2006 and at any adjournments thereof (the "Meeting"). The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. **The cost of solicitation will be borne by the Company.**

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder ("Registered Shareholder"). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of each matter identified in the notice of Meeting and for the nominees of management for directors and auditor.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Canada, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust

company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of the Meeting, this Information Circular and the enclosed form of proxy (collectively, the "meeting materials") to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. A Non-Registered Holder who has not waived the right to receive meeting materials will receive from his or her Intermediary a voting instruction form which must be completed and signed by the Non-Registered Holder and returned in accordance with the directions of the Intermediary. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the Shares he or she beneficially owns.

Should a Non-Registered Holder wish to attend and vote at the Meeting in person, the Non-Registered Holder should write his or her name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The Intermediary will send the Non-Registered Holder a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder and which names the Non-Registered Holder as proxyholder.

Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the voting instruction or form of proxy is to be delivered.

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for the Company or their respective Intermediary, as the case may be, to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares, of which 120,135,255 Shares are issued and outstanding. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on August 08, 2006 will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares. To the knowledge of the directors and executive officers of the

Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights.

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.

The articles of the Company allow for a minimum of 1 and a maximum of 8 directors. It is intended that the number of directors be fixed at six for the ensuing year.

The Company is required to have an audit committee. Members of this committee are as set out below. The Company does not have an executive committee. Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, residence and current and former positions with the Company	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous service as a director	Number of Common Shares beneficially owned, directly or indirectly, or controlled (3)
Shawn Kennedy, British Columbia, Canada	President & CEO of the Company	April, 8, 1981 to date	1,569,450(4)
John M. Arnold,(5)(6) Ontario, Canada	Chief Financial Officer of the Company since 1998. Natural Resource Executive	May 17, 1983 to date	171,273
William Bateman, (1)(7) Ontario, Canada	Secretary of the Company since 1985. Barrister and Solicitor in Private Practice	July 27, 1983 to date	150,000
Derek Bartlett, (1)(2)(10) Ontario, Canada	Natural Resource Executive	November 23, 2003 to date	Nil
Robert D. Preston, (1) (8)(2) Ontario, Canada	Managing Partner, Ricketts Harris LLP, a legal firm.	March 16, 2004 to date	140,690(4)
Larry Kornze, (9)(2) Idaho, United States	General Manager Exploration, Mexico & Central America Barrick Gold Corporation until retirement in June, 2001. Natural Resource Consultant since July 2001.	March 16, 2004 to date	3,000

Note 1- Member of the audit committee;
Note 2 - Member of the compensation and corporate governance committee;
Note 3 - Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 10, 2006, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are beneficially owned;
Note 4 - Includes 399,600 held in Mr. Kennedy's RRSP;
Note 5 - Includes 25,790 held by 1205631 Ontario Ltd. And 5,000 shares held by Tias Investments Inc., both companies controlled by Mr. Preston.
Note 6 – Mr. Arnold is also a director of the following publicly traded companies: Normiska Corporation, Thundermin Resources Ltd. and Queenston Mining Inc.
Note 7 – Mr. Bateman is also a director of the following other public companies: Normiska Corporation, IATRA Life Sciences Corporation and Environmental Waste International Inc.
Note 8 – Mr. Preston is also a director of Northampton Group Inc., a publicly traded company.

Note 9 – Mr. Kornze is also a director of the following publicly traded companies: Anaconda Gold Corp., Candente Resource Corp., Duncan Park Holdings Corporation, Gold Summit Corporation and North American Gold Inc.
Note 10 – Mr. Bartlett is also a director and/or officer of the following publicly traded companies: Kingsman Resources Inc., Oromin Exploration Inc., Waseco Resources Inc., and Seville Resources Ltd. Additionally, Mr. Bartlett is a director and officer of Newport Gold Inc., a US reporting issuer.

No other proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Summary of Compensation

During the fiscal year ended March 31, 2006 there were two Named Executive Officers of the Company being Shawn Kennedy (President and Chief Executive Officer) and John Arnold (Chief Financial Officer). Mr. William Bateman is the Secretary of the Company.

"Named Executive Officer" means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company's three most compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salaries, commissions, bonuses and paid for services rendered exceeds $150,000. The Company did not employ any executive who meets definition "(c)". Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Named Executive Officers:

Summary Compensation Table – Fiscal Year

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp-ensation ($)	Securities Under Option/ SAR's granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compensation
Shawn Kennedy President & CEO	2006	123,000[(3)(4)]	Nil	1,888[(1)]	1,250,000	Nil	Nil	Nil
	2005	120,000	Nil	9,431[(1)]	1,250,000	Nil	Nil	Nil
	2004	120,000	100,000	11,884[(2)]	1,100,000	Nil	Nil	Nil
John Arnold Chief Financial Officer	2006	27,000[(3)(4)]	Nil	Nil	700,000	Nil	Nil	Nil
	2005	14,000	Nil	Nil	750,000	Nil	Nil	Nil
	2004	28,000	Nil	Nil	600,000	Nil	Nil	Nil

Note

(1) – Taxable car benefit

(2) – Includes a taxable car benefit of $8,244 and a taxable benefit for non-interest bearing loan of $3,640

(3) – Mr. Kennedy's annual compensation was increased to $160,000 and received a bonus of $150,000 on May 17, 2006. Mr. Arnold's annual compensation was increased to $66,000 on June 1, 2006.

(4) – Includes a directors' fee of $3,000

Executive officers of the Company who also act as directors of the Company receive additional compensation of $3,000 per annum for services rendered in such capacity.

Compensation for executive officers is comprised of professional consulting fees and long term incentive. In establishing compensation, the objective is to set levels which over time will be comparable with other employment opportunities for executives. Professional consulting fees and long term incentives (stock options) recognize performance and length of service.

The Company has a compensation committee consisting of Messrs. Kornze, Bartlett and Preston. The compensation reviews recommendations of executive compensation on an annual basis and makes its committee recommendations to the board of directors for final approval.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company's shareholders approved the adoption of a 10% Rolling incentive stock option plan (the "Stock Option Plan") at the 2005 Annual General Meeting. The Stock Option Plan permits the Company to grant to

directors, officers, employees, and consultants of the Company and its subsidiary companies, incentive stock options to purchase from the Company a designated number of authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares. The price of the options is the market price of the common shares at the time the option was granted, subject to any reduction permitted under regulatory policies. Options issued under the Stock Option Plan may be exercised during a period determined by the board of directors which cannot exceed five years and are subject to earlier termination upon the termination of the optionee's employment or engagement, upon the optionee ceasing to be a director and/or officer of the Company, or upon the retirement, permanent disability or death of an optionee. The options are non-transferrable. The Stock Option Plan requires shareholder approval every three years. A total of 8,635,000 stock options granted by the Company to its directors, officers, employees and consultants are outstanding as of the date of this Information Circular (March 31, 2006: 6,015,000).

During the financial year ended March 31, 2006 the Company granted an aggregate of 2,700,000 stock options to directors and employees of the Company under the Existing Plan. The Company did not grant any SAR's to the Named Executive Officers but did grant the following stock options, set out in the table below, during the most recently completed financial year.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Shawn Kennedy	200,000/0	7.4%	$0.33	$0.31	Feb 16, 2011
John Arnold	200,000/0	7.4%	$0.33	$0.31	Feb 16, 2011

The following table sets forth details of all exercises of stock options or SAR's during the Company's most recently completed financial year by the Named Executive Officers and the financial year-end value of unexercised options or SARs, on an aggregated basis:

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Finanacial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End ($) Exercisable/ Unexercisable
Shawn Kennedy	N/A	N/A	1,250,000/0	$4,000/0(1)
John Arnold	N/A	N/A	700,000/0	$4,000/0(1)

(1) March 31, 2006 closing price of $0.35.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has an employment contract (the "Contract") with its President and CEO, Mr. Shawn Kennedy The Contract which is reviewed annually on October 1st of each year, provides Mr. Kennedy a regular salary plus bonus as annually determined by the board of directors of the Company, whereupon the remuneration may

be increased but not decreased. The Contract also provides for participation in any pension and insurance plans that may be established by the Company, as well as reimbursement for expenses incurred on behalf of the Company. The Contract further provides that in the event the Company terminates his employment, Mr. Kennedy will be paid a severance settlement equal to three times the annual amount received in the year of termination and a one time cash payment of $150,000 U.S. Funds. Mr. Kennedy has been employed by the Company since its inception in 1981. Mr. Kennedy's employment was not reviewed at October 1, 2005 as per the contract but was reviewed and amended on May17, 2006, at which time Mr. Kennedy's annual salary was increased to $160,000, additionally Mr. Kennedy received a bonus of $150,000.

Compensation Committee and Executive Compensation

The Company has newly instituted a compensation committee consisting of three outside directors. The compensation of executive officers consists of three elements: a base salary, bonus and incentive stock options. In establishing the levels of remuneration for executive officers, the committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives in the industry.

Compensation of Directors

The board of directors determined it was in the best interests of the Company to pay to directors cash remuneration of $3,000 per year for attendance at meetings of the board of directors and $2,000 per year for attendance at meetings of a committee of the board of directors. The Company incurred $46,202 in legal fees during the year ended March 31, 2006 for legal services from a law firm in which William Bateman, secretary and a director of the Company, is a partner.

The Company granted an aggregate of 2,700,000 options to directors and employees during the fiscal year ended March 31, 2006. Of that total, the following options were granted to Directors who are not Named Executive Officers:

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
William Bateman	200,000/0	7.4%	$0.33	$0.31	Feb 16, 2011
Derek Bartlett	200,000/0	7.4%	$0.33	$0.31	Feb 16, 2011
Robert D. Preston	200,000/0	7.4%	$0.33	$0.31	Feb 16, 2011
Larry Kornze	200,000/0	7.4%	$0.33	$0.31	Feb 16, 2011

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and right (a)	Weighted average Exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders [1]	6,015,000	$0.45	1,598,525
Equity compensation			

plans not approved by securityholders	Nil	N/A	N/A
Total	**6,015,000**	**$0.45**	**1,598,525**

Securities Authorized for Issuance Under Equity Compensation Plans (table cont'd)
Notes:
1. The information provided is as at the end of the Company's most recently completed financial year, March 31, 2006.
2. The Company has a Rolling 10% Stock Option Plan, the number of Shares available for future issue under all stock option plans of the Company is up to 10% of the issued capital. Based upon the issued capital of the Company as at the date of this Information Circular and the number of currently outstanding stock options (8,635,000 as at August 10, 2006), the Company can issue an additional 3,378,525stock options.

PERFORMANCE GRAPH

The following graph illustrates, over the past five financial years of the Company, the cumulative shareholder return of an investment in Shares of the Company compared to the cumulative shareholder return of an investment in the S&P/TSX Composite Index, assuming that C$100 was invested on April 1, 2001. The chart utilizes the closing price on March 31st of each year and compares the yearly percentage change.


Performance Graph 2006
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
X-CAL
S&P/TSX

	2001	2002	2003	2004	2005	2006
X-Cal Resources Ltd.	$100	$109	$174	$208	$118	$135
S&P/TSX Composite	$100	$103	$78	$99	$109	$132

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers, or proposed nominees for election as a director, or their respective associates, are or have been indebted to the Company or its subsidiary during the most recently completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

In 2003, the Company accepted an offer from Omineca Gold Ltd to purchase the Snowbird Property for $1.6 million. A director and officer of the company has an interest in Omineca Gold Ltd. An arm's length consultant rendered a fairness opinion with respect to the consideration to be received by the Company and the sale was

approved by the Company's shareholders. The initial purchase payment of $50,000 was made in 2004 and in 2005 the company received the minimum annual advance royalty of $12,000. The minimum annual advance royalty will be increased to $24,000 on November 24, 2007 and to $50,000 on November 24, 2009.

The Company retains a 2% net smelter return royalty on the property until it has received $1,600,000 including the initial cash payment and all advance royalty and net smelter return royalty payments. The Company has a right of first refusal to reacquire any portions of the property that Omineca abandons that were previously owned by the Company.

Except as set out herein, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or its subsidiary.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors has reviewed the Corporate Governance practices of the Company and has determined that they are adequate and appropriate for the Company given its size and the nature of its activities. Those functions which the Toronto Stock Exchange recommends be carried out by committees of the board of directors of the Company (other than the audit committee) are effectively carried out by the board as a whole. Individual members of the board are selected based on their specific expertise. The directors will continue to monitor such practices on an ongoing basis and when necessary implement such additional practices as they deem appropriate.

Composition of the Board

During the fiscal year ended March 31, 2006 the board was comprised of six members, two related and four unrelated. Messrs. Shawn Kennedy and John Arnold are executive officers of the Company and receive remuneration and are therefore determined to be related directors. William E. Bateman is secretary of the Company and acts as legal counsel to the Company and is paid legal fees for his services. As Mr. Bateman is not involved in the day to day management of the Company and he is considered by the board to be an unrelated director. Mr. Larry Kornze performs geological consulting services for the Company from time to time and is considered to be an unrelated director. Messrs. Derek Bartlett, Larry Kornze and Robert Preston are unrelated directors.

The directors consider this number is adequate and enables the board to deliberate effectively.

The board has not adopted any formal policy for the assessment and effectiveness of its committees or individual directors. The Company's board and its committees have been structured in such a fashion that each member is both able and expected to lend support relative to his business, technical or professional background.

The following directors sit on the boards of these other public companies: Mr. John Arnold is a director of Normiska Corporation, Thundermin Resources Ltd., and Queenston Mining Inc.; Mr. William Bateman is a director of Normiska Corporation, IATRA Life Sciences Corporation and Environmental Waste International Inc.; and Mr. Robert Preston is a director of Northampton Group Inc.

Independence from Management

The board believes that it fulfils its duties and responsibilities independently of management.

All directors are expected to exercise critical judgement. The board establishes its own policies, procedures, practices and deliberations concerning the business and affairs of the Company. In the case of a non-arm's length transaction or other circumstances where a member or members of the board may have or appear to have a conflict of interest with the Company, corporate practice dictates that the interested member declare his interest and refrain from voting on the matter and in certain circumstances, the Board may engage an independent evaluator and/or

strike a committee of independent directors to review and to make recommendations in respect of the proposed transaction.

Currently, the board does not have a chair separate from management in that the President and CEO of the Company is also Chairman of the board. The Company feels that given the size and nature of the Company and the majority of unrelated directors that this does not provide a conflict to the board functioning independently of management. It is also Company policy that any director may call a meeting of the board and provide his own agenda of items for discussion.

The Company has not implemented a system which enables an individual director to engage an outside advisor at the expense of the Company and believes that such a system is not necessary given the size of the Company.

Mandate of the Board

The Board has not adopted a formal board mandate. The Board acknowledges its responsibility for the stewardship of the Company by participating in strategic planning and by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing and implementing a strategic plan. The board of directors of the Company manage and supervise the management and business affairs of the Company.

During the last completed financial year there were five meetings which were fully attended by all members. The frequency of the meetings is contingent upon the current business operations being carried out by the Company. Numerous ad hoc consultations with various board members also occurred during the past year in order to inform members of current events, seek advice and receive opinions. The Company's board has been structured in such a fashion that each member is both able and expected to lend support relative to his business, technical or professional background.

Position Descriptions

The Board has not developed written position descriptions for the chair and the chair of each board committee. The Company's committee's have been structured in such a fashion that each member is both able and expected to lend support relative to his business, technical or professional background.

Currently, the board does not have a chair separate from management in that the President and CEO of the Company is also Chairman of the board. The Company feels that given the size and nature of the Company and the majority of unrelated directors that this does not provide a conflict to the board functioning independently of management. It is also Company policy that any director may call a meeting of the board and provide his own agenda of items for discussion.

Committees

The Company currently has two committees, the audit committee and a newly formed Compensation and Corporate Governance Committee. The function of the audit committee is to review the Company's annual and interim financial statements and make recommendations to the board with respect to such statements, and to oversee management's responsibilities for reporting on the internal controls. The audit committee met four times during the financial year ended March 31, 2006 and was fully attended by all members.

The audit committee functions and meets independently from management. The audit committee is comprised of three directors and while one of the directors is the secretary of the Company, as he is not involved in the day to day management of the Company, he is deemed to be unrelated and therefore independent.

The Compensation and Corporate Governance Committee is comprised of three independent directors. The newly formed committee is scheduled to meet annually and is charged with reviewing the remuneration of key executives and making recommendations to the Board.

Decisions Requiring Prior Board Approval

In addition to matters which must be approved by the Board, management of the Company must seek Board approval for those transactions that would materially affect the financial position of the Company.

Director Recruitment and Board Enhancement Measures

The board has not adopted any formal policy for the recruitment of directors or evaluation of the board's effectiveness.

Director Compensation

The Directors of the Company are paid $3,000 per year for attendance at meetings of the board of directors and those directors who are members of a committee of the Board receive $2,000 per year for attendance at meetings. Director and committee compensation will be reviewed annually by the compensation committee who will make recommendations to the Board.

Orientation and Education of Directors

The Company has not adopted a formal orientation and education program for new directors. While the board believes that the adoption of a formal program is not presently warranted given the size and the nature of its business, all new directors are provided with background information on the Company and are encouraged and provided with the opportunity to attend the Company's properties and to meet with senior management, consultants and with other directors to discuss the Company's affairs.

Board's Expectation of Management

The Board has not developed formal position descriptions for the Chief Executive Officer or for the board itself. The Chief Executive Officer and President of the Company, is responsible for the day-to day operations of the Company, and undertakes a significant role in the long range planning and corporate finance activities of the Company. Guidance and assistance is provided to management collectively by the full board and by individual members of the Board.

Management is expected to implement the policies of the board and report to the board the result of the implementation of those policies. The board does not participate in the day to day management of the Company. The board looks to management to provide it with the information needed to carry out its mandate.

Ethical Business Conduct

The board has not adopted a written code of Ethical Business Conduct. All members are expected to exercise critical judgement and at all times to conduct themselves in the best interests of the Company and its shareholders utilizing good and ethical corporate practices.

Shareholder Communications

In addition to its required public filings, the Company regularly communicates with its shareholders and the investment community by use of its quarterly reports, annual reports and press releases. All communications from shareholders are referred to the appropriate corporate officer for response.

APPOINTMENT OF AUDITORS

During the fiscal year ended March 31, 2006, the Company requested the resignation of Grant Thornton LLP, Chartered Accountants as auditors of the Company and therefore will not be standing for re-appointment as auditors of the Company. The Board of Directors has resolved to propose to shareholders that Smythe Ratcliffe Chartered Accountants be appointed as auditors of the Company at the Meeting. The decision to recommend the appointment of Smythe Ratcliffe Chartered Accountants as auditors was approved by the Audit Committee of the Company and the Board of Directors. A reporting package consisting of the letter from the Company to Grant Thornton, LLP Chartered Accountants and Smythe Ratcliffe Chartered Accountants, the response letters of the auditors and the notice of the Company with respect to the change of auditors (the "Reporting Package") was filed with the appropriate securities commissions in Canada and sent to Grant Thornton, LLP Chartered Accountants and Smythe Ratcliffe Chartered Accountants. Pursuant to the requirements of National Instrument 51-102 *Continuous Disclosure Obligations* of the Canadian Securities Administrators, attached to this Information Circular as Schedule "A" is the Reporting Package.

Unless otherwise instructed, the persons named in the enclosed proxy intend to vote for the appointment of Smythe Ratcliffe, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

AUDIT COMMITTEE

The function of the audit committee is to review the Company's annual and interim financial statements and make recommendations to the board with respect to such statements, and to oversee management's responsibilities for report on the internal controls. The audit committee met four times, during the financial year ended March 31, 2006. All meetings were fully attended by all members.

The audit committee functions and meets independently from management. The audit committee is comprised of three directors, William Bateman, LL.B; Robert D. Preston, LL.B; and Derek Bartlett, P.Eng. The board has determined that the relevant business experience, education and professional standings of all three gentlemen make them suitable to adequately perform their duties as audit committee members.

Audit Committee Charter

The text of the audit committee's charter is attached as Schedule "B";

Independence

Multilateral Instrument 52-110 "Audit Committees" ("MI 52-110") provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of the member's independent judgment. All of the members of the audit committee of the Company are "independent" as that term is defined, with the exception of William Bateman who is a partner in one of the law firms that provides legal services to the Company.

Financial Literacy

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. All of the directors of the Company are financially literate as that term is defined. The Company considers that, due to academic training and/or experience in the public company area, all members of the audit committee have an understanding of the accounting principals used by the Company to

prepare its financial statements, the ability to assess the general application of such accounting principals and the understanding of internal controls and procedures for financial reporting.

Audit Fees

The following table sets forth the fees billed to the Company and its subsidiary by Smyth Ratcliffe Chartered Accountants for the fiscal year ended 2006 and Grant Thornton LLP for services rendered in the fiscal year ended 2005.

	2006	2005
Audit Fees	48,150	56,875
Tax Fees (1)(2)		23,525
Other Fees		7,175
Total	48,150	87,575

Notes:
(1) For preparation of the corporate income tax returns of the Company and its subsidiary.
(2) The Company is currently having its income tax returns prepared at the time of this Information Circular and therefore has not received a final invoice for this fee.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiary are performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Issuance of Securities

Background and Acquisition

On May 16, 2006, the Company increased its ownership interest in the Sleeper Gold project located in Humboldt County, Nevada (the "Sleeper Property") from 50% to 100% by paying $5 million (the "Cash Payment") and issuing 10 million Shares to New Sleeper Gold Corporation ("New Sleeper").

As part of the agreement with New Sleeper, the Company agreed to use commercial best efforts to spend at least U.S.$5 million on or for the benefit of the Sleeper Property over the three year period following the acquisition of the interest.

In order to satisfy the conditions of the agreement with New Sleeper, including the funding of the Cash Payment and to continue exploration on the Sleeper Property, the Company obtained regulatory and shareholder approval to conduct a private placement financing of up to 76,000,000 Shares in one or more tranches (the "Private Placement"). A total of 34,000,000 shares were issued for net proceeds of $9,520,000.00. The regulatory approval expired on July 25, 2006.

Consequently, the Company is seeking further shareholder approval to issue up to the balance of 42,000,000 Shares by way of private placement (the "Private Placement").

Required Approval for the Private Placement

Pricing

The Private Placement will be made in accordance with applicable by-laws and rules of the TSX. These rules provide that private placements be priced at the volume weighted average trading price of the company's shares for the five trading days immediately preceding the day notice of the private placement is given to the TSX, subject to prescribed discounts as set forth below:

Market Price	*Maximum Discount*
$0.50 or less	*25%*
$0.51 to $2.00	*20%*
Above $2.00	*15%*

The Shares offered under the Private Placement will be at market or within the discount permitted by the TSX and will close by December 15, 2006 or such other date as may be permitted by the TSX.

TSX 25% Rule

Under the rules of the TSX, the Company is required to obtain the approval of shareholders to the issuance of Shares on a private placement basis if more than 25% of the number of Shares which are outstanding on a non-diluted basis are made issuable in connection with a private placement and the private placement is priced at a discount to the TSX defined "market price".

The maximum number of Shares issuable pursuant to the Private Placement equals 42,000,000, representing approximately 35% of the outstanding Shares on a non-diluted basis. As indicated above, the pricing of the Private Placement will either be at market or within the permitted discount. As a result, the TSX requires that the Company obtain either the consent or approval of the holders of a majority of the Shares to the Private Placement either by way of written consent or a majority of votes cast at the Meeting.

10% Insider Participation

The TSX rules also require the Company to obtain the approval of shareholders if, during any six month period, insiders of the Company (as defined under the Ontario Securities Act) are entitled to acquire more than 10% of the outstanding Shares on a non-diluted basis in one or more private placements. In such a case, insiders participating in such private placements are not eligible to vote their common shares in respect of such approval. To the extent that insiders participate in the Private Placement, their participation will be limited to 10% and consequently shareholder approval of insider participation in the Private Placement is not being sought.

No Material Affect on Control

The TSX rules also require the Company to obtain the approval of shareholders if a private placement may "materially affect control" of the Company. A private placement that results, or could result, in a new holding of more than 20% of the Shares by one security holder or combination of security holders acting together will be considered by the TSX to materially affect control, unless the circumstances indicate otherwise. Management does not anticipate that the Private Placement will materially affect control of the Company.

The Resolution

Shareholders are being asked to approve the Private Placement by approving the resolution set out below (the "Private Placement Resolution"). The Private Placement Resolution must be approved by a majority of the holders of Shares.

Unless the resolution is voted against in the form of proxy, the persons named in the accompanying proxy will vote FOR the Private Placement Resolution.

NOW THEREFORE BE IT RESOLVED THAT:

The Private Placement, as authorized and approved by the board of directors of the Company and in the circumstances described above, that could result in the issuance to insiders, existing shareholders of the Company and other investors of up to 42,000,000 Shares, be and it is hereby approved, authorized, ratified and confirmed; and

Any one officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to perform or cause to be performed all such other acts and things, as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement, or instrument or the doing of any such act or thing.

Additional Information

Copies of the Company's financial statements and MD&A may also be obtained by contacting the Company by mail at PO Box 48479, Bentall Centre, Vancouver, BC V7X 1A0, by telephone: 604-662-8245, by fax: 604-688-7740 or by e-mail to invrel@x-cal.com. Additional information relating to the Company is on SEDAR at www.sedar.com and the Company's website www.x-cal.com

Financial Information is provided in the Company's comparative financial statements and MD&A for the financial year ended March 31, 2005 which are available on SEDAR or from the Company at the address set out above.

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DATED this 10th day of August, 2006.

BY ORDER OF THE BOARD

(signed) *"Shawn Kennedy"*

Shawn Kennedy, President and
Chief Executive Officer

(signed) *"John Arnold"*

John Arnold, Chief Financial Officer

SCHEDULE "A"

X-CAL RESOURCES LTD.
750 – 666 Burrard Street
Vancouver, B.C. V6C 2X8

May 10, 2006

RECEIVED
05 16 2006
X-CAL RES.

Grant Thornton, LLP
PO Box 11177, Royal Centre
Suite 2800 – 1055 West Georgia Street
Vancouver, B.C. V6E 4N3

Attn: Gerry Leonard

Dear Sirs:

Re: **X-Cal Resources Ltd. – Notice of Change of Auditor**

In accordance with National Instrument 51-102, Section 4.11, a copy of which is enclosed (the "Policy"), we enclose a Notice of Change of Auditor as required by subparagraph (5)(a)(i) of the Policy. Pursuant to subparagraph (5)(a)(ii) of the Policy, we hereby request your response letter prepared in accordance with clause (5)(a)(ii)(B) of the Policy.

Yours truly,

X-CAL RESOURCES LTD.

John Arnold, Chief Financial Officer

COPY

X-CAL RESOURCES LTD.
750 – 666 Burrard Street
Vancouver, B.C. V6C 2X8

May 10, 2006

RECEIVED
05 16 2006
X-CAL RES.

Smythe Radcliff, Chartered Accountants
700 - 355 Burrard Street
Vancouver, British Columbia V6C 2G8
Attn: Rick Henshaw

Dear Sirs:

Re: **X-Cal Resources Ltd. – Notice of Change of Auditor**

In accordance with National Instrument 51-102, Section 4.11, a copy of which is enclosed (the "Policy"), we enclose a Notice of Change of Auditor as required by subparagraph (5)(a)(i) of the Policy. Pursuant to subparagraph (5)(a)(ii) of the Policy, we hereby request your response letter prepared in accordance with clause (5)(a)(ii)(B) of the Policy.

Yours truly,

X-CAL RESOURCES LTD.

John Arnold, Chief Financial Officer

COPY

Grant Thornton LLP
Chartered Accountants
Management Consultants

Grant Thornton

May 24, 2006

ZA10 – 20653

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Dear Sirs:

Re: Change of Auditor

On May 17, 2006, we were provided with the *Notice of Change of Auditor* dated May 10, 2006 with respect to our resignation as auditor of X-Cal Resources Ltd. ("the Company"). Pursuant to Section 4.11, paragraph (5)(a)(ii)(B) of National Instrument 51 – 102, we confirm our agreement with the information contained in the Notice. This confirmation is based on our knowledge of the information at this date.

We understand that the *Notice of Change of Auditor*, along with this letter and a similar letter from Smythe Ratcliffe, Chartered Accountants will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next Annual General Meeting of Shareholders.

Yours very truly,

Grant Thornton LLP

CHARTERED ACCOUNTANTS

/cc

Grant Thornton Place
Suite 1600
333 Seymour Street
Vancouver, BC V6B 0A4
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

Canadian Member of Grant Thornton International

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

May 18, 2006

British Columbia Securities Commission
5 Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Ontario Securities Commission
1903 – 20 Queen Street West
Toronto, ON M5H 3S8

Alberta Securities Commission
4 Floor, 300 Fifth Avenue SW
Calgary, AB T2P 3C4

Dear Sirs:

RE: X-CAL RESOURCES LTD. (THE "COMPANY")

We are writing in accordance with Section 4.11(5)(a)(i) of National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated May 10, 2006 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Smythe Ratcliffe

Chartered Accountants

ASH/rjte/108860
Encls.

cc: X-Cal Resources Ltd.
Grant Thornton LLP

X-CAL RESOURCES LTD.
750 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

NOTICE OF CHANGE OF AUDITOR

RECEIVED
-05- 1 6 2006
X-CAL RES.

To: Grant Thornton LLP
PO Box 11177, Royal Centre
Suite 2800 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N3

(the "Former Auditor")

Smythe Radcliff, Chartered Accountants
700 – 355 Burrard Street
Vancouver, British Columbia V6C 2G8

(the "Successor Auditor")

Pursuant to National Instrument 51-102, X-Cal Resources Ltd.hereby gives notice of its change of auditors from Grant Thornton, LLP (the "Former Auditor") to Smythe Radcliff, Chartered Accountants (the "Successor Auditor"). In accordance with National Instrument 51-102, the Issuer hereby states that:

1. the Former Auditor has resigned at the request of the Issuer;
2. there were no reservations in the auditor's report for the Issuer's financial years ending March 31, 2005 and March 31, 2004;
3. the resignation of Former Auditor and the appointment of the Successor Auditor has been considered and approved by the Issuer's audit committee and board of directors;
4. in the opinion of the Issuer there have been no "reportable events" as defined in National Instrument 51-102.

Dated at Vancouver, British Columbia, this 10th day of May, 2006

X-CAL RESOURCES LTD.

John Arnold, Chief Financial Officer

COPY

X-CAL RESOURCES LTD.
750 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

May 30, 2006

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
300 5th Avenue SW 4th Floor
Calgary AB T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, Ontario M5H 3S8

Dear Sirs:

Re: X-CAL RESOURCES LTD. (the "Company")
Resignation and Appointment of Auditor

The Company has received the resignation of its auditor, Grant Thornton, LLP Chartered Accountants and, pursuant to Section 204(4) of the *Business Corporations Act* (British Columbia) whereunder the directors are entitled to fill any casual vacancy in the office of the auditor, the directors of the Company have appointed Smythe Ratcliffe, Chartered Accountants as the Company's auditor in the place of Grant Thornton.

As required by National Instrument 51-102, we enclose the Reporting Package, being the Notice of Change of Auditor and a letter from each of the former and successor auditors.

This material will be printed and mailed to the shareholders along with the meeting documents being sent out with respect to the Company's next general meeting of shareholders.

X-Cal Resources Ltd.

Per: *[signature]*
Sharon MacLellan, Office Manager

SCHEDULE "B"
X-CAL RESOURCES LTD.
AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:

 (i) the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

 (ii) the auditors report, if any, prepared in relation to those financial statements,

(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information,

(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,

(d) recommend to the board of directors:

 (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

 (ii) the compensation of the external auditor

(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g) monitor the management of the principal risks that could impact the financial reporting of the Company,

(h) establish procedures for:

 (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

 (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,

(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company's board of directors, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment. All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors. The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1. reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors meeting; and

2. reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F1 in any annual information form prepared by the Company.

August 10, 2006

Dear Shareholder:

X-CAL RESOURCES LTD.
Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102 "Continuous Disclosure Obligations" registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis ("MD &A") for the annual financial statements, our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

Even if you do not request a printed copy of these financial statements and MD&A you can always view them on SEDAR at www.sedar.com.

REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A

☐ A. Please send me the Interim Financial Statements and MD&A.

☐ B. Please send me the Annual Financial Statements and MD&A.

☐ C. Please send me both A and B.

I confirm that I am a registered and/or beneficial holder of shares of the above referenced company.

Signature

Name of Shareholder - Please Print

Address

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X-Cal Resources Ltd.

TSX/XCL **August 22, 2006**

News Release

Annual Mailing to the Shareholders

The 2006 X-Cal Resources Ltd. Annual Report, Information Circular and Proxy Materials have been mailed to the shareholders and filed with SEDAR.

The Annual and Special Meeting of the shareholders will be held at 3:00 pm EST on Monday, September 18, 2006 at The Ontario Club, Commerce Court South, Toronto, ON.

The 2006 Annual Report can be viewed online at www.sedar.com or on the Company's website at www.x-cal.com .

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

X-CAL RESOURCES LTD.



2006

Front Cover Photo: *Historic Photo shows where mining stopped in 1996 with the pit confined by infrastructure. Photo also shows a portion of the heap leach pads, waste dumps and the tailings pond. Reconciliation studies based on blast hole data from mining operations indicate that a significant amount of gold was not recovered and may be above ground on site. Part of the 2006 work program will look at quantifying this possible resource.*



The current pit lake at Sleeper resulted when mining operations at the property ceased. A major exploration program has been recommended for the property.



Historic Photo of the Sleeper Mine Property looking SE. The property covers 30 square miles of the Battle Mountain Trend. Approximately 1/2 of the property is visible in the photo. Significant reclamation has occurred since this photo.

Table of Contents

Figures

Note: The contents of this report have been reviewed by Robert Thomason, MSc and Larry Kornze, P.Eng who are Qualified Persons as defined by National Instrument NI-43-101.

Corporate Profile

X-CAL RESOURCES LTD. is a gold exploration company listed on the Toronto Stock Exchange (TSX) with properties located in Nevada, USA.

Nevada Gold Projects

The state of Nevada ranks ahead of all but two countries in the world (South Africa and Australia) for gold production. As a geologic and political environment for discoveries and the building of new mines, north-central Nevada is a prime location.

Highlights

X-Cal acquired 100% interest in the Sleeper Gold Property by purchasing the 50% interest that was held by a joint venture partner. The transaction achieved a long sought after goal and paves the way for a major exploration program.

X-Cal's two early stage Cortez Area properties are located on lower plate windows. The Cortez Area is a hot spot for the exploration industry.


HUMBOLDT COUNTY
ELKO COUNTY
Sleeper
NEWMONT
Twin Creeks
PLACER DOME
Getchell
NEWMONT MINING
Midas
Betze
Winnemucca
Carlin
LANDER COUNTY
EUREKA COUNTY
Mill
Reese
Pipeline
PLACER DOME
Cortez
Cortez Hills
0 15 30
Kilometers
North Central Nevada Gold Counties
Property Location Map

Directors Report

X-CAL has three 100% owned Nevada Gold Properties.

The discovery potential at Sleeper is our primary exploration objective. The targets at Sleeper are defined and validated by a team of senior geologists with track records for discovery.

The potential to recover gold and silver from above ground material at Sleeper is being evaluated as a stepping stone that may benefit the project.

Current NI-43-101 reports for the Sleeper Gold Property and the Mill Creek Gold property can be found @ www.x-cal.com. Shareholders are encouraged to read these comprehensive documents.

A Technical report on the early stage Reese River (Horse Mountain Window) Property is being prepared. The Reese River Property is subject to a "back in" agreement with Barrick Gold.

The reserve replacement requirements of the gold industry and the changing political environments globally make North Central Nevada particularly attractive. The infrastructure is in place in this state with a mining friendly environment.

On behalf of the Board of Directors

Shawn Kennedy
President

Message to the Shareholders

Your company is debt free and cash positive.

The long sought after goal of consolidating the Sleeper Gold Project 100% with X-Cal is an important building block for this project.

The exploration team that has gathered around X-Cal and its Nevada Gold properties is a real asset. The combined experience of the geologic team in conjunction with your board of directors is a practical business framework for decision-making and progress.

Sleeper merits a major exploration program as described in the current NI-43-101 report for the property. The geologic team is working with a massive database and leading edge software to further document and refine the Sleeper drill targets. Preparation in the form of compilation and data review prior to launch of the major program is a cost effective common sense approach. Preliminary drill holes have been authorized for the Range Front Area.

A separate work program with the objective of confirming and defining the above ground gold at Sleeper in terms that will meet NI-43-101 requirements has been authorized.

Funding for the entire major exploration program at Sleeper is subject to a number of variables that will be addressed as this year progresses.

Our early stage Cortez Area properties will also be advanced during the current year.

New shareholders participated along with existing shareholders in the financing that brought control of Sleeper to X-Cal. We welcome you to our loyal shareholder base, encourage you to vote at the Annual Meeting and to call in throughout the year.

Shawn Kennedy
President

THE PROPERTIES

X-CAL has three gold properties located on the Battle Mountain Trend in Nevada.


HUMBOLDT COUNTY
ELKO COUNTY
Sleeper
NEWMONT
Twin Creeks
PLACER DOME
Getchell
NEWMONT MINING
Midas
Betze
Winnemucca
Carlin
LANDER
COUNTY
EUREKA
COUNTY
Mill
Reese
Pipeline
PLACER DOME
Cortez
Cortez
Hills
0
15
30
Kilometers
North Central Nevada
Gold Counties
Property Location Map

Sleeper Gold Project

Humboldt County, Nevada, USA

The acquisition of New Sleeper's 50% interest in the Sleeper Joint Venture, at a cost of $5 million and 10 million shares of X-Cal common stock, was the major event of the year to date. X-Cal employed a team of consultants to look at the potential of the property. To achieve objectivity with our analysis, we employed top independent international consultants as part of the review team. Some of the team members are pictured below at Sleeper during the review.



Winthrop Rowe MSc Richard Sillitoe PhD Shawn Kennedy Pres. Larry Martin Geo Keith Blair MSc
Larry Kornze P.Eng Vic Chevillon MSc James Wright MSc Ken Snyder PhD

Reports by Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist were important elements of the analysis which encouraged management to pursue consolidation of the Sleeper Gold Project 100% with X-Cal. Shareholders are encouraged to read the papers by both of these independent consultants and to review the NI-43-101 Technical Report on the Sleeper Gold Project by Thomason, Kornze and Rowe.

The exploration potential of the Sleeper Gold Project which covers 30 square miles centered around the historic Sleeper Gold mine is the primary reason for the project. The team pictured above and other qualified professionals are involved in planning the exploration of Sleeper and our other Nevada properties.

The figures below show the claim block and priority targets at Sleeper. The March 2006 NI-43-101 report recommends a $15 million program to drill the priority targets in the Sleeper District.


407000m
412000m
417000m
4578000m
4573000m
4568000m

Sleeper Project Claim Map (30 square miles)


N
W
E
S
Northwest Target
West Graben Target
Range Front Target
Southwest Target
Sleeper South Target
0
0.5
1
miles
0
kilometers
After Sillitoe (2006)

Sleeper Priority Targets

It is apparent that commercially viable mineral systems in Nevada and elsewhere in the world produce multiple ore bodies, such as have occurred on Carlin and Battle Mountain trends. The report by Dr. Richard Sillitoe compares the mineral system that we see at Sleeper with the Ken Snyder Midas Mine in Nevada and with El Peñón in Chile. Dr. Sillitoe played an important role in the discoveries made by Meridian Gold at El Peñón, as did Dr. Ken Snyder in the making of his namesake mine in (the Ken Snyder Midas Mine) Nevada. Their input to our planning process is appreciated.

The figure below shows our priority targets in the Sleeper District, next to the vein system at El Peñón.


N
W
E
S
Northwest Target
West Graben Target
Range Front Target
Southwest Target
Sleeper South Target
0
0.5
1
miles
Kilometers

After Sillitoe (2006)

Sleeper


MARTILLO FLATS
CERRO MARTILLO
DIABLADA
VISTA NORTE
VETA DORADA
QUEBRADA COLARADA
Q. ORITO
PROVIDENCIA
PAMPA CAMPAMENTO / DONCELLA
ORITO SUR
0
500
SCALE IN METERS

El Peñon

Our team includes professionals with a variety of talents such as Larry Kornze P.Eng who was involved in the making of the Betze ore body for Barrick in Nevada and Robert Thomason MSc who has recently come to us from Florida Canyon Gold mine. The practical expertise of these two men will assist X-Cal as we revisit the near term potential to recover gold and silver from already mined, above ground material at Sleeper.

Historic high density drill data from more than 300,000 blast holes that were drilled on twelve-foot centers, during mining operations at Sleeper is being used to reconstruct the precious metal content of the original Sleeper Gold Deposit. The first objective is to determine the number of ounces of gold and silver that may be above ground onsite at Sleeper by comparing the precious metal content of the mined portion of the deposit with production records. Separate bulk-sampling programs for the Sleeper Tailings and the Heap Leach Materials are being planned to follow the reconciliation study. The next objective will be to bring the study to a level that can be published.



Approximately 49 million tons of above ground material exists in the heap leach pads at Sleeper. This gold bearing material is in part covering some exploration targets. In light of higher gold prices, a new study will ask if some of this material can be reprocessed at a profit.

Exploration for new gold deposits in the Sleeper District is the primary focus of X-Cal. Earlier work produced some encouraging drill hole intercepts such as: 179.5 ft averaging .35 oz per ton Au (10.89 gpt Au) with 7 oz per ton Ag (217.7 gpt Ag) from the West Wood area. Details of this and other work and the targets to be tested can be reviewed in the March 2006 NI-43-101 report @ www.x-cal.com.

All permits for the recommended drill testing of the priority targets at Sleeper are in place.

CORTEZ AREA GOLD PROPERTIES

X-Cal has two gold projects in the CORTEZ AREA as pictured below. Both of the properties are located on favorable lower plate windows.


X-CAL
MILL CREEK
X-CAL
REESE RIVER
PIPELINE
Placer Dome
CORTEZ
Placer Dome
BATTLE MOUNTAIN - TREND
N
LEGEND
X-CAL RESOURCES
LOWER PLATE
WINDOW
0 5 10 15 20

X-Cal Cortez Area Properties

USGS BOUGUER GRAVITY

X-Cal Cortez Area Properties

Mill Creek Gold Property
Goat Window
Lander County, Nevada
Cortez Area

X-Cal has been investing in processing a Plan of Operations Permit for this property. At the time of this report we are approximately 1 year into the application process, which is aimed at creating room for a drill program to continue testing of the property. While we do not know the outcome of the permitting process, we expect that we are near to completion and hope that the result will allow for the next stage of exploration of this property.

A NI-43-101 report on the Mill Creek Property documents the reasons for continuing exploration at Mill Creek. The report can be found on the X-Cal website @ www.x-cal.com.

Gold mineralization, accompanied by a favorable structural and geologic environment, exists at Mill Creek.


27
14
23
24
28
15
19
17
26
21
16
20
18
22
6
29
N
9
7
1
2
10
25
11
12
13

The above figure shows the recommended drill pattern for testing of the Mill Creek (Goat Window) Gold Propery.

Reese River Pediment Property
Horse Mountain Window
Lander County, Nevada
Cortez Area

X-Cal acquired the Reese River (Horse Mountain Window) Property from Placer Dome. Barrick Gold has inherited the agreement. The project was conceived and generated by Placer. X-Cal has 100% of the 3,000 acre property and must spend a minimum of $200,000 this year to retain title. The maximum amount of the year-one budget must be agreed between the two companies. At the end of year one Barrick has a one time right to "back in" to 51% by tripling X-Cal's year one expenditure or go to a 2% NSR. If Barrick backs in, they can earn an additional 19% by funding all work to feasibility.


REESE RIVER PROPERTY
USGS GRAVITY RESIDUAL
MILL CREEK PROPERTY
GOAT PEAK WINDOW
REESE RIVER PROPERTY
Cove
McCoy
FLANKS OF HORSE MTN WINDOW
CROSS STRUCTURE
STRUCTURAL INTERSECTION
HORSE MTN WINDOW
CAETANO TROUGH
0
5
10
kilometers
mgals / CI = 0.5
X-Cal Resources Ltd.

The Reese River Property outlined above consists of threee separate claim blocks located on the flanks of the Horse Mountain Window, with a total area of approximately 3,000 acres.

The Reese River project is early stage and covers part of the north and western flanks of the Horse Mountain Window. A work program that will meet the year one commitment for this property has been designed and is being implemented.



Responsible environmental stewardship is a priority.
Sleeper's environmental assurance bond is an important asset.

MANAGEMENT DISCUSSION AND ANALYSIS
(FOR THE YEAR ENDED MARCH 31, 2006)

This year end Management Discussion and Analysis ("MD & A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the fourth quarter ending March 31, 2006 with those of the corresponding quarter of 2005. It is also an update to the Company's annual MD&A for the year ended March 31, 2005 and should be read in conjunction with the audited March 31, 2006 Consolidated Financial Statements and related Notes. The reader is encouraged to review the Company's financial statements in conjunction with this document copies of which are available on the SEDAR website: www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of June 20, 2006.

All references to "2006" refer to the year ended March 31, 2006, and all references to "2005" refer to the year ended March 31, 2005, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper and Mill Creek properties in Nevada, USA. X-Cal has controlled these properties since 1993 and 1992, respectively. The Company has recently entered into a letter agreement with Placer Dome to acquire a third Nevada gold project, the Reese River Pediment project. Title was transferred to the Company upon completion of a detailed agreement. The Company

depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk, and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop our gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper, Mill Creek, Reese River Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates and the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals, and therefore the economic viability of the

Company's mining interests, and they cannot accurately be predicted.

Sleeper Gold – Joint Venture

Note: All references to years, 2006 – 2005 – 2004 refer to work programs carried out within the calendar year.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer (NWS.V) in return for providing initial funding to the New Sleeper Gold LLC joint venture ("Sleeper Joint Venture") (50% X-Cal/50% New Sleeper). A National Instrument 43-101-compliant technical report has been submitted by each party. The technical reports can be viewed on the companies' web sites and are also available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000 to explore the Sleeper Gold Project. The Sleeper Joint Venture company treasury was independent of both companies and managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation. The Sleeper Joint Venture was operated by a committee composed of members from each company. The work programs were managed by New Sleeper.

The exploration program for the years 2004 and 2005 and early 2006, included drilling of 82,240 feet of core and reverse circulation drilling in 2004, and 22,524 feet of drilling and reverse circulation drilling in 2005. Extensive exploration targeting studies and surveys were initiated and substantially completed late in the two year program and most of the study results and data modeling were completed after termination of the latest drilling program in August 2005. The results of the studies has established a better definition of exploration targets. The surveys are described in detail in the NI-43-101 Technical Report (March 2006) filed on SEDAR.

Readers are further encouraged to view the Company's news releases which include plan maps and assay results which are available on X-Cal Resources Ltd. web site at http://www.x-cal.com and on the SEDAR website at www.sedar.com.

The Company assembled a panel of professionals to independently review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the panel members, Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist provided the Company with their expert views in the form of "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe. These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project. The NI-43-101 Technical Report (March 2006) authored by Mr. Robert E. Thomason, M.Sc., L.Geo. and co-authored by Larry Kornze, B.Sc.,P.E. and Mr. Winthrop A. Rowe, M.Sc.,C.P.G. has also been completed and is available for review.

Both Dr. Sillitoe's report and the NI-43-101 Technical Report (March 2006) were filed on SEDAR. Dr. Jeffrey Hedenquists' report was not filed on SEDAR but can be found in it's entirety at the Company's website www.x-cal.com.

The Company, relying on the aforementioned reports and other information, determined it was in the shareholders best interests to consolidate the Sleeper Gold Property into a single entity with the Company becoming the sole operator and funding source of the property. To that end, the Company entered into an agreement with New Sleeper Gold Corporation. See "Items Subsequent to Year End" at the end of this document.

Future Exploration

Exploration priorities for the Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. None of the five targets have been adequately tested or tested at all, in prior drill programs. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements, and detailed compilation on Gemcom and Gocad will help set drilling priorities. However, the targets are well defined at present. Drill testing is to involve angled drill hole fences with overlap at bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target will have 2 to 4 drill

fences to test the target concepts.

The Company is committed to the success of the Sleeper Gold Project. We see the potential of the Sleeper Gold District for new economic discoveries as described in Dr. Sillitoe's paper. A realistic exploration budget to address the targets in Dr. Sillitoe's paper with the objective of break-through discovery is estimated at US $15 million. The minimum next phase budget is estimated at US $5 million.

Mill Creek Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Property.

Richard Redfern, M.Sc., who is a qualified person as defined by NI-43-101, has provided the Company with a NI-43-101 Technical Report of the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of the early stage gold project which is available for viewing on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

On June 29, 2005 the Company announced that it had entered into an option agreement with Placer Dome U.S. Inc., ("Placer Dome") (subsequently acquired by Barrick Gold), which gave Placer Dome a short-fused option to purchase the Company's Mill Creek Gold property. The option expired on January 16, 2006.

Two holes were attempted, neither of which reached their intended depths due to difficult drilling conditions. The Mill Creek drill targets described by X-Cal in its July 11, 2005 news release were not tested by the current work. The Plan of Operations application filed by X-Cal is under review, and if approved, will allow for drill sites throughout the target areas and will

facilitate the next phase of exploration.

Reese River Property

The Company has now entered into a formal agreement with Placer Dome to jointly explore in the Reese River Pediment, three claim blocks totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has agreed to carry out and fully fund a minimum US $200,000 drilling program developed by both parties, prior to September 30, 2006. Placer Dome has a one time right to expend triple the Company's expenditures in years two and three to earn back a 51% interest in the properties.

SUMMARY

As part of financing plans for 2006 exploration, the Company will include budgets for both of its early stage, Cortez Area properties (Mill Creek/Goat Window and Reese River/Horse Mountain Window). However, the Sleeper Gold Project which is an advanced exploration project will remain the primary focus of the Company.

Snowbird Property

In 2004 the Snowbird property was sold to a private company (Omineca Gold Ltd.) by the Company for $1,600,000. The Company retains a 2% net smelter return royalty on the property until it receives $1,600,000 including annual cash payments and all advance royalty and net smelter return royalty payments. The Company also retains the right to reacquire any portions of the property that Omineca abandons that were previously owned by the Company.

Results of Operations

X-Cal is in the business of exploring for, and where warranted, developing gold property interests. The Company has no producing properties, and consequently no sales or revenues.

The following table summarizes selected financial data from the Company's audited year end financial information for the year ended March 31, 2006 and 2005.

	2006	2005
Total revenue excluding foreign exchange	$ 119,139	$ 190,726
Net loss for the period	$ 1,531,072	$ 1,788,542
Loss per share	$ 0.02	$ 0.02
Cash and term deposits	$ 1,289,270	$ 4,310,404
Total assets	$ 21,854,297	$ 23,033,057
Total liabilities	$ 659,656	$ 965,379
Total shareholders' equity	$ 21,194,641	$ 22,067,678
Cash dividends per share	$ Nil	$ Nil

Included in the audited consolidated financial statements for 2006 is the Company's 50% share of the net assets and expenses of the Sleeper Gold LLC ("NSG LLC") as at and for the period from inception to March 31, 2006. Please refer to Note 4(a) of the "Notes to the Consolidated Financial Statements" for March 31, 2006 for a detailed listing of the NSG LLC's net assets, and liabilities incorporated into X-Cal's audited consolidated financial statements.

During the year ended March 31, 2006, the Company recorded a net loss of $1,531,072 or $0.02 per common share (2005: $1,788,542 or $0.02 per common share).

Interest income earned in the year ended March 31, 2006 from cash and short-term monetary investments was $107,139 (2005 – $178,726) of which $59,790 is attributable to X-Cal's 50% share of the NSG LLC joint venture. The remaining $47,349 was generated from X-Cal's cash on hand. This decrease was due to lower cash balances on hand throughout the period in 2006 compared to 2005.

The following table outlines general and administrative expenditures attributable directly to the Company and those attributable to the Sleeper Joint Venture from the audited financial information for the years ended March 31, 2006 and 2005.

Years ended March 31,	**2006**			**2005**		
	X-Cal Resources Ltd.	Sleeper Joint Venture	Total	X-Cal Resources Ltd.	Sleeper Joint Venture	Total
	$	$	$	$	$	$
Accounting & Audit	54,855	24,753	79,608	80,750	17,445	98,195
Amortization	29,565		29,565	31,658		31,658
Investor Relations	37,272		37,272	89,793		89,793
Insurance	54,254	176,031	230,285	41,542	190,970	232,512
Shareholder communication	78,133		78,133	81,433		81,433
Legal	44,528		44,528	43,021		43,021
Office & other	17,488	29,582	47,070	29,347	9,757	39,104
Rent	31,203	18,496	49,699	27,437	14,792	42,229
Salaries & consultants & contractors	242,923	101,118	344,041	216,736	186,656	403,392
Stock based compensation	385,335		385,335	301,838		301,838
Regulatory fees	41,663		41,663	44,861		44,861
Telecommunications	15,947	5,795	21,742	17,954	21,774	39,728
Travel	53,001	27,026	80,027	59,638	69,653	129,291
TOTAL	$1,086,167	$382,801	$1,468,968	$1,066,008	$511,047	$1,577,055

General and administrative expenses in 2006 for the year ended March 31, 2006 were $1,468,968 (2005 -$1,577,055). The Company recorded an overall decrease in costs the only notable increase being attributable to an increase in stock-based compensation.

For the year ended March 31, 2006, X-Cal recorded an unrealized foreign exchange loss of $119,192 (2005 – loss of $332,451). This loss was generated primarily by the downward fluctuation of the US dollar during the periods compared.

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Summary of Quarterly Results

The following is a summary of unaudited quarterly financial information for the Company's fiscal years (fiscal year end March 31) as indicated.

2006	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest income	$33,326	$23,632	$35,143	$15,038	$107,139
Net loss	$234,993	$379,324(1)	$278,389(1)	$638,366	$1,531,072
Loss per share*	$0.003	$0.005	$0.004	$0.008	$0.02

2005	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest income	$45,099	$47,523	$82,837	$3,267	$178,726
Net loss	$48,972	$558,961	$641,670	$538,939	$1,788,542
Loss per share*	$0.001	$0.007	$0.008	$0.007	$0.02

2004	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest income	$7,540	$5,666	$5,136	$49,696	$68,038
Net loss	$340,570	$145,142	$555,563	$691,382	$1,732,657
Loss per share**	$0.05	$0.002	$0.01	$0.005	$0.03

**Basic, **Basic and diluted*

(1) includes prior period adjustment for timing of expense recognition

While the information set out in the foregoing table is mandated by National Instrument 51-102, it is management's view that the variations in financial results that occur from quarter to quarter are not particularly helpful in analyzing the Company's performance. It is in the nature of the business of junior exploration companies that unless they sell a mineral interest for a sum greater than the costs incurred in acquiring such interest, they have no significant net sales or total revenue. Because the majority of our expenditures consist of exploration costs that are capitalized, our quarterly losses usually result from costs that are of a general and administrative nature.

Significant variances in the Company's reported loss from quarter to quarter most commonly arise from three factors that are difficult to anticipate in advance or to predict from past results: (i) decisions to write off deferred

exploration costs when management concludes that there has been an impairment in the carrying value of a mineral property, or the property is abandoned, (ii) the granting of incentive stock options, which results in the recording of amounts for stock-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter, and (iii) increased costs directly related to financing activities of the Company.

General and administrative expenses for the three months ended March 31, 2006 were $659,934 (2005 - $179,608). The substantial increase in expenses is attributable to stock-based compensation recorded during the quarter $385,335 (2005 – Nil).

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Liquidity and Capital Resources

As at March 31, 2006, the Company had cash and short-term investments of $1,289,270 (2005 – $4,310,404) of which $23,522 (2005 -$1,463,968) is the Company's 50% share of the Sleeper Joint Venture cash balances. At March 31, 2006 the Company held $1,234,521 in cash, guaranteed investment certificates and/or term deposits with the Bank of Montreal. The Company holds an additional $2,177 in marketable securities.

As at March 31, 2006, the Company had a working capital balance of $1,433,325 (2005 – $4,261,511). Of this amount a negative working capital amount of ($291,565) is attributable to the Sleeper Joint Venture which, when excluded leaves a working capital balance of $1,255,941 to fund the Company's cash calls for the joint venture, independent exploration activities and general operating expenses. The decrease in working capital reflects continued expenditures in mineral exploration and no financing activities by the Company in 2006 and 2005.

In 2006 the Company issued no common shares (2005 -Nil) in private placements however, the Company did receive an advance subscription of $168,000 in 2006 (see Items Subsequent to Year End below) (2005 – Nil); no common shares were issued for the exercise of options (2005 – Nil) so the Company received no proceeds in 2006 (2005 – $Nil); and the Company

had no shares issued for the exercise of warrants and accordingly received no proceeds (2005 – Nil).

Contractual property acquisition and holding costs for 2006 were $50,000 (2005 – $Nil). Previously, future advance royalty payments due under the Sleeper Gold Project were paid by the joint venture; they will now be the sole responsibility of the Company.

Exploration and property costs in 2006 were $2,157,412 (2005 – $6,734,288). Of that amount $1,872,360 (2005 – $4,655,982) was incurred on the Sleeper Gold property and funded by the Sleeper Joint Venture and by a cash call contribution of $580,631 attributable to the Company in 2006. Additionally, $247,825 (2005 – $2,078,306) was spent on the Mill Creek Property funded by the Company. The Company has incurred nominal expenses on this property during the period and has received $61,575 as an option fee from Placer Dome's option on the Mill Creek Property (see Mill Creek Property contained in this document). The Company further incurred $37,227 (2005 – Nil) on the newly optioned Reese River Property. Under the option the Company has committed to expending a minimum of US $200,000 in exploration activities on the property.

Commitments

Office Lease

The Company leases office space in Vancouver until July 31, 2007, under which it must pay $26,187 annually as its share of base rent and operating costs.

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is $120,000 per annum reviewable on October 1st of each year, when such remuneration may be increased but not decreased. The contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

Related Party Transactions

For the year ended March 31, 2006, the Company paid legal fees of $46,202 (2005 -$26,607), to a law firm of which a director of the Company is a partner. The Company also paid an aggregate of $34,690 (2005 – $33,815) in consulting fees to two directors of the Company. In 2005 Company paid an aggregate of $30,000 for the year (2005 - $13,000) in directors and committee fees.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Audited Consolidated Financial Statements, March 31, 2006 and 2005 included herein and available on SEDAR www.sedar.com.

Principals of Consolidation

The consolidated financial statements and information contained therein include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned subsidiary. The Company's interest in the Sleeper Joint Venture, through which it carries on its principal mineral exploration activities, is accounted for using the proportionate consolidation method.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration

costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and Environmental Costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company adopted the new standards for accounting for reclamation and environmental obligations as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110. Those standards require that the fair value of the Company's reclamation and environmental obligations be recognized in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of

each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Previously, reclamation and environmental obligations were accrued on an un-discounted basis at the time of acquisition of properties or as obligations were incurred in exploration activities. This change in accounting policy was applied retroactively.

As a result of the change in accounting standards, previously reported reclamation and environmental obligations as at March 31, 2004 decreased by $1,358,777, with a corresponding decrease in mineral property interests; there was no effect on operations or net loss for 2004 or 2003.

Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Financial Instruments

The Company has various financial instruments including cash and term deposits, funds held in trust, deposits and payables and accruals. The carrying value of all financial instruments approximates their fair values.

For further detail on the Financial Instruments, refer to page 42 of the Notes to the Consolidated Financial Statements included herein.

Outlook

Exploration Expenditures

The gold production industry has consolidated and continues to face the need

for reserve replacement, as predicted in previous annual reports. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Sleeper Joint Venture (50% X-Cal/50% New Sleeper Gold Corporation) under the direction of New Sleeper as operator of the Joint Venture has yet to make the break through discovery that shareholders have been anticipating for this project. The Sleeper Joint Venture had utilized a team to carry out exploration work at Sleeper which resulted in a large volume of new data which can be used to target future work.

The Company has successfully acquired the 50% interest that New Sleeper Gold Corporation holds in the joint venture New Sleeper Gold LLC (see Items Subsequent to Year End below). The Company is solely responsible for continued exploration of the property and has assembled what it feels to be an experienced team of professionals to carry on current exploration programs as recommended in the NI-43-101 Technical Report (March 2006). The Company has currently budgeted $1.3 million to begin implementation of its exploration program. The Company will seek to raise additional financing to fund the recommendations in the Technical Report (March 2006) as the next phase exploration program.

The Mill Creek Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies. During the period the Company announced that it had entered into an option agreement with Placer Dome U.S. Inc., which gave Placer a short-fused option to purchase the Company's Mill Creek Gold property for a non-refundable signing fee of US $50,000. The option was not exercised.

As part of forward planning for the Mill Creek Property, X-Cal has begun an application for a Plan of Operations type of permit, which will allow for comprehensive drill testing at Mill Creek in 2006. If the Plan of Operations Permit application is successful, it could facilitate continued exploration during 2006.

A detailed Reese River agreement with the Company and Placer Dome has been completed. The work program for the project will be agreed upon based on recommendations of a technical team composed of both Placer Dome and

the Company's personnel. The Company has committed to fund a minimum of US $200,000 of drilling work prior to September 30, 2006. As of the date of this report the work program is being planned for this property.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with mineral tenure rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or

for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors, and technical advisors.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a large number of consultants and others for operating expertise. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of calendar year 2006. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding share data as at March 31, 2006

The Company has unlimited share capital of common shares of no par value. Of this, the Company has 76,135,255 shares outstanding or 82,150,255 shares on a fully diluted basis. See Items Subsequent to Year-End below.

The Company had 1,840,000 stock options expire during the period and granted an additional 2,700,000. There are 6,015,000 stock options currently outstanding under the Company's incentive stock option plan(s) with exercise prices ranging from $0.33 -$0.80 with expiry dates ranging to February 16, 2011.

The Company had 3,250,000 warrants expire during the period ended March 31, 2006 and has no existing warrants outstanding.

If the Company were to issue all 6,015,000 issuable upon exercise of all incentive stock options outstanding, it would raise approximately $2,720,000.

Items Subsequent to Year-End

Private Placement

Upon receipt of regulatory and shareholder approval the Company was granted the right to sell and/or subsequently issue up to an additional 76,000,000 of its common shares to purchase the half interest in the Sleeper Gold Property Joint Venture from New Sleeper Gold Corporation (issuance of 10,000,000 common shares) and to fund ongoing mineral exploration on the Company's properties. The Company subsequently issued the following shares:

Date	Type	No. of shares	Deemed or Issue Price per share	Gross Proceeds to Company
May 16, 2006	Property Acquisition	10,000,000	$0.32	$3,200,000[1]
May 16, 2006	Private Placement	23,517,001	$0.28	$6,584,760
May 18, 2006	Private Placement	10,482,999	$0.28	$2,935,240

(1) Deemed value for acquisition purposes only. Proceeds not received by Company.

The Company, as at June 29, 2006 has 120,135,255 common shares outstanding.

Sleeper Gold Property

The Company reached an agreement and received all regulatory approvals to consolidate the property into a single entity and purchased the joint venture interest held by New Sleeper Gold Corporation. The purchase closed on May 16, 2006 whereby the Company paid $5,000,000 CDN and delivered 10 million common shares at a deemed value of $0.32 per share ($3,200,000), with resale restrictions attached.

The following is a proforma Balance Sheet prepared by the Company to reflect the effect of the acquisition of the New Sleeper Gold Corporation's interest in the joint venture.

Assets	
Cash and cash equivalents	$ 5,291,106
Receivables and prepaids	533,455
Mineral interests	28,650,314
Equipment	71,515
Total Assets	$ 34,546,390
Liabilities	
Payables and accruals	$ 235,535
Environmental Obligation	937,898
Total Liabilities	$ 1,173,433
Shareholders' Equity	
Capital Stock	$ 46,529,188
Share Insurance Cost	(373,685)
Contributed Surplus	1,965,059
Deficit	(14,747,605)
	33,372,957
Total Liability and Shareholder Equity	$ 34,546,390

In the opinion of management, there are no material items since the end of the fiscal year that require further discussion in the MD&A than otherwise disclosed herein.


X-CAL RESOURCES Ltd.
X-CAL USA Inc.
Sleeper Gold Project
NO UNAUTHORIZED ENTRY
RENO OFFICE 775-827-5300

The acquisition of 100% of the Sleeper Gold Project by X-Cal was a milestone event that occurred subsequent to year end.

X-Cal Resources Ltd.

Audited Consolidated Financial Statements

For the year ended March 31, 2006

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8


SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF X-CAL RESOURCES LTD.

We have audited the consolidated balance sheet of X-Cal Resources Ltd. as at March 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Comparative figures for the prior year were audited by another firm of Chartered Accountants who expressed an unqualified opinion in their report dated May 27, 2005.

"Smythe Ratcliffe" (signed)

Chartered Accountants

Vancouver, Canada
June 14, 2006

A Member of PKF International

X-Cal Resources Ltd.
Consolidated Balance Sheets

		March 31, 2006		March 31, 2005
Assets				
Current				
Cash and term deposits				
X-Cal Resources Ltd.	$	1,265,748	$	2,846,436
New Sleeper LLC joint venture (Note 4)		23,522		1,463,968
Prepaid expenses and deposits		334,762		358,496
		1,624,032		4,668,900
Mineral property interests (Note 4)		20,158,750		18,272,141
Property and equipment (Note 5)		71,515		92,016
	$	21,854,297	$	23,033,057
Liabilities				
Current				
Payables and accruals	$	190,707	$	407,389
Reclamation and environmental obligations (Note 6)		468,949		557,990
		659,656		965,379
Shareholders' Equity				
Capital stock (Note 7)		33,809,188		33,809,188
Subscription received in advance		168,000		-
Contributed surplus (Note 7)		1,965,060		1,475,025
Deficit		(14,747,607)		(13,216,535)
		21,194,641		22,067,678
	$	21,854,297	$	23,033,057
Commitments (Note 11)				
Subsequent Events (Note 12)				

(See accompanying notes to the consolidated financial statements)

On behalf of the board:

"Shawn Kennedy"
Shawn Kennedy, Director

"John Arnold"
John Arnold, Director

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit

Years Ended		March 31, 2006		March 31, 2005
General and administrative expenses				
Accounting and audit	$	79,608	$	98,195
Amortization		29,565		31,658
Insurance		230,285		232,512
Investor relations		37,272		89,793
Shareholder communications		78,133		81,433
Legal		44,528		43,021
Office and other		47,070		39,104
Regulatory fees		41,663		44,861
Rent		49,699		42,229
Salaries and directors' fees and consulting		344,041		403,392
Stock-based compensation (Note 7)		385,335		301,838
Telecommunications		21,742		39,728
Travel		80,027		129,291
		1,468,968		1,577,055
Loss before other items		(1,468,968)		(1,577,055)
Other income (expenses)				
Foreign exchange		(119,192)		(332,451)
Interest and other income		107,139		178,726
Accretion expense - reclamation and environmental obligations (Note 6)		(62,051)		(69,762)
Sale of mineral property interest		12,000		12,000
Net loss		(1,531,072)		(1,788,542)
Deficit, beginning of year		(13,216,535)		(11,427,993)
Deficit, end of year	$	(14,747,607)	$	(13,216,535)
Loss per share	$	(0.02)	$	(0.02)
Weighted average number of common shares outstanding		76,135,255		75,991,693

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flows

Years Ended		March 31, 2006		March 31, 2005
Cash derived from (applied to)				
Operating				
Net loss	$	(1,531,072)	$	(1,788,542)
Non-cash items:				
Stock-based compensation		385,335		301,838
Amortization		29,565		31,658
Accretion expense – reclamation obligations		62,051		69,762
Changes in non-cash working capital balance:				
Prepaid expenses and deposits, payables and accruals		36,760		59,608
		(1,017,361)		(1,325,676)
Financing				
Shares issued for cash		-		338,250
Subscriptions received in advance		168,000		-
Cash Provided by Financing Activities		168,000		338,250
Investing				
In-trust deposits		-		1,697,293
Mineral property interests		(1,396,083)		(6,445,906)
Joint venture cash contribution		(828,201)		-
Cost recoveries		61,575		-
Purchase of property and equipment		(9,064)		(19,446)
Cash Used in Investing Activities		(2,171,773)		(4,768,059)
Net decrease in cash		(3,021,134)		(5,755,485)
Cash and term deposits				
Beginning of year		4,310,404		10,065,889
End of year	$	1,289,270	$	4,310,404
Components of cash and term deposits:				
X-Cal Resources Ltd.	$	1,265,748	$	2,846,436
New Sleeper Gold LLC joint venture		23,522		1,463,968
	$	1,289,270	$	4,310,404
Non-cash investing and financing activities:				
Stock-based compensation capitalized in mineral property interests	$	104,700	$	37,288
Reclamation and environmental obligation capitalized in mineral property interest	$	468,949	$	557,990
Accounts payable related to mineral property interests	$	62,525	$	274,421
Accounts receivable related to mineral property interests	$	50,889	$	33,077
Depreciation capitalized in mineral property interests	$	-	$	2,560

(See accompanying notes to consolidated financial statements)

1. Nature of Operations and Basis of Presentation

X-Cal Resources Ltd. (the "Company") is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. There is no assurance that the Company will be successful in its search.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures, and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the Company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned subsidiary. The Company's interest in the joint venture (New Sleeper Gold LLC joint venture), through which it carries on its principal mineral exploration activities, is accounted for using the proportionate consolidation method.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Interest income is accrued as earned on the term deposits at the stated rate over the term to maturity. The Company recognized income on the sale of mineral property in accordance to the sales agreement.

Translation of foreign currencies

Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and revenue and expenses are translated at average rates of exchange for the year. Translation gains and losses are included in the results of operations for the year.

2. Summary of Significant Accounting Policies (cont'd)

Cash and term deposits

The Company considers cash to include cash and short-term investments readily convertible into cash.

Mineral property interests

Mineral interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties that are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obliged to make the payment or to issue the shares.

When properties are acquired under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

Reclamation and environmental costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company has adopted the new standards for accounting for reclamation and environmental obligations as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110. Those standards require that the fair value of the Company's reclamation and environmental obligations be recognized in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization calculated over their estimated useful lives. All property and equipment is amortized on the straight-line method over 5 years.

Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

2. Summary of Significant Accounting Policies (cont'd)

Stock-based compensation

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method future income tax assets and liabilities are computed on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using enacted income tax rates at each balance sheet date. Future income tax assets also include the benefit that may be derived from loss carry-forwards and unclaimed other deductions. The valuation of future income tax assets is reviewed annually and adjusted by a valuation allowance to reflect the estimated realizable amount.

Loss per share

Loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of in the money stock options and warrants are used to repurchase common shares at the average market price during the period. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

Financial Instruments

(a) Fair value

The carrying values of cash and term deposits, deposits, accounts payable and accrued liabilities, reclamation and environmental obligations approximate their fair values because of the short-term maturity of these financial instruments.

(b) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(c) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

3. Comparative Figures

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2006.

4. Mineral Property Interests

		2006		2005
Sleeper Gold Project – Nevada, USA	$	17,717,872	$	16,054,740
Mill Claims – Nevada, USA		2,403,651		2,217,401
Reese River		37,227		-
	$	20,158,750	$	18,272,141

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the Company had an option to purchase the 50% interest of a joint venturer.

In January 2004, the Company purchased the interest of the former joint venturer, Kinross Gold Corporation, and formed a new joint venture with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:

  i) US $4,000,000 to exercise the option to purchase the Kinross Gold interest in the properties;
  ii) US $8,000,000 to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US $5,300,000 was expended by March 31, 2004; the remaining US $2,700,000 was released subsequently and made available for exploration and general operating purposes; and
  iii) the balance of US $8,000,000 for exploration and general operating purposes.

- The Company and New Sleeper Gold Corporation agreed to make additional equal capital contributions should additional funds be required. During 2006, the Company contributed CDN $548,009 (2005 - $Nil). Should either party not meet its capital contributions commitment, the interest of that party will be subject to dilution.

(a) These consolidated financial statements include the Company's 50% interest, expressed in Canadian dollars, of the net assets and net expenses of New Sleeper Gold LLC joint venture as at and for the period from inception to March 31, 2006:

		2006		2005
Assets	$	9,568,657	$	10,394,786
Liabilities		513,782		841,263
Net Assets	$	9,054,875	$	9,553,523
Net earnings (loss)	$	(498,648)	$	(861,987)
Retained earnings (deficit), beginning of year	$	(705,677)	$	156,310
Deficit, end of year	$	(1,204,325)	$	(705,677)

4. Mineral Property Interests (cont'd)

Sleeper Gold Project (cont'd)

(b) See attached Consolidated Schedules of Mineral Property Acquisition and Exploration Costs.

(c) The funds held by the insurer earn interest at the one-year treasury bill rate and are available to pay reclamation costs and other indemnity claims that may be incurred by the joint venture.

(d) The joint venture has recognized the fair value of the estimated liability for future closure and reclamation costs with a corresponding increase to the carrying value of the property.

(e) Certain claims of the Sleeper Gold Project are subject to royalty obligations to Leland York under a lease agreement. New Sleeper Gold LLC joint venture is obliged to make advance royalty payments of $3,000,000 payable at $50,000 per year (cumulative required amount of $736,500 has been paid to date; $686,500 to 2005). Any commercial production from those claims is subject to a 3% net smelter return that may be offset in full to the extent of royalties paid in advance. When $3,000,000 has been paid, the royalty will be reduced to 0.5%. New Sleeper Gold LLC has the right of first refusal to purchase the remaining 0.5% royalty at a price to be negotiated should the holder offer it for sale.

Mill Claims

The Mill claims were acquired by staking in 1992. The Company owns a 100% interest in this 720-acre group of 36 lode mineral claims.

On June 28, 2005, the Company entered into an option agreement with Placer Dome U.S., Inc. ("Placer"), which allowed Placer the right to purchase the company's Mill Creek Gold property, located in the Cortez Area, Lander County, Nevada for US $5,000,000. A non-refundable signing fee of US $50,000 paid to the Company initiated the agreement.

Placer had until January 16, 2006 to determine if they will pay US $5,000,000 for the Mill Creek Gold property. The agreement was terminated January 19, 2006.

5. Property and Equipment

March 31, 2006	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 147,416	$ 101,493	$ 45,923
Office equipment	96,841	72,826	24,015
Leasehold improvements	18,651	17,074	1,577
	$ 262,908	$ 191,393	$ 71,515

March 31, 2005	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 145,182	$ 79,875	$ 65,308
Office equipment	90,012	65,725	24,286
Leasehold improvements	18,650	16,228	2,422
	$ 253,844	$ 161,828	$ 92,016

6. Reclamation and Environmental Obligations

Subject to the laws and regulations relating to environmental matters, the Company may be held liable for future site restoration costs.

The following table presents the reconciliation of the liability for the asset retirement obligation.

		2006		2005
Balance, beginning of year, as previously reported	$	557,990	$	2,016,165
Prior year adjustment to reflect accounting change (Note 2)		-		(1,358,777)
Balance, beginning of year, as restated		557,990		657,388
Accretion expense		62,051		69,762
Changes in credit-adjusted risk-free rate		(43,522)		3,096
Payments made		(107,570)		(172,256)
Balance, end of year	$	468,949	$	557,990

As at March 31, 2006 and 2005, the following information was assumed in measuring the reclamation and environmental obligation:

		2006		2005
Undiscounted obligation	$	1,736,339	$	1,843,909
Expected timing of payments		2007 – 2052		2006 – 2052
Average credit-adjusted risk-free rate		11.15%		10.76%
Inflation factor		2.0%		2.0%

7. Capital Stock

(a) Authorized:

During 2005, the shareholders authorized an increase in the Company's authorized capital stock from 200,000,000 common shares without par value to unlimited common shares without par value.

(b) Issued:

	Shares		Amount		Contributed Surplus
Balance, March 31, 2004	75,035,255	$	33,454,001	$	1,152,836
Issued on exercise of warrants	1,025,000		307,500		-
Issued on exercise of stock options	75,000		30,750		-
Stock-based compensation – options exercised	-		16,937		(16,937)
Stock-based compensation – options granted	-		-		339,126
Balance, March 31, 2005	76,135,255		33,809,188		1,475,025
Stock-based compensation – options granted	-		-		490,035
Balance, March 31, 2006	76,135,255	$	33,809,188	$	1,965,060

7. Capital Stock (cont'd)

(c) Stock options

The Company has a 10% rolling stock option plan under which directors, officers and other key employees and consultants to the Company and its subsidiaries may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the issued and outstanding common shares of the Company in aggregate (2005 - 7,500,000). Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

Summary of stock option activity:

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	5,155,000	$ 0.64	4,315,000	$ 0.68
Granted	2,700,000	$ 0.33	1,115,000	$ 0.49
Exercised	-	-	(75,000)	$ 0.41
Expired	(1,840,000)	$ 0.80	(200,000)	$ 0.73
Cancelled	-	-	-	-
Outstanding, end of year	6,015,000	$ 0.45	5,155,000	$ 0.64

As at March 31, 2006, the Company had stock options outstanding and exercisable, enabling the holders to acquire shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,450,000	$ 0.47	December 6, 2006
50,000	$ 0.50	January 28, 2007
750,000	$ 0.80	March 11, 2007
225,000	$ 0.50	December 13, 2007
200,000	$ 0.45	April 1, 2008
640,000	$ 0.50	December 13, 2009
1,500,000	$ 0.33	February 16, 2009
1,200,000	$ 0.33	February 16, 2011
6,015,000		

7. Capital Stock (cont'd)

(d) Warrants

Summary of share warrant activity:

	2006		2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of year	3,250,000	$ 0.72	6,744,668	$ 0.65
Issued	-		-	
Exercised	-		(1,025,000)	$ 0.30
Expired	(3,250,000)	$ 0.72	(2,469,668)	$ 0.70
Outstanding, end of year	Nil		3,250,000	$ 0.72

The warrants were exercisable at a price of $0.72 and expired December 15, 2005.

(e) Stock-based compensation

The Company uses the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following assumptions for the year ended March 31, 2006 and 2005:

	2006	2005
Risk-free rate of return	3.97%	3.43%
Expected dividend yield	-	-
Expected stock price volatility	79.83%	92.85%
Expected option life in years	3.89	4.15

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

During the year ended March 31, 2006, the compensation cost of stock options granted was $490,035, of which $385,335 was expensed and $104,700 was capitalized to mineral properties. Stock-based compensation was attributable as to directors - $254,280, employees - $15,330, and consultants - $220,425.

During the year ended March 31, 2005, the compensation cost of stock options granted that was expensed was $301,838, and $37,288 was capitalized to mineral properties. Stock-based compensation was attributable as to directors - $230,170, employees - $16,608, and consultants - $92,348.

8. Related Party Transactions

The Company paid legal fees of $46,202 (2005 - $26,607) to a director of the Company. The Company also paid an aggregate of $34,690 (2005 - $33,815) in consulting fees and expenses to two directors of the Company. The Company paid an aggregate of $30,000 for the year (2005 - $13,000) in directors' and committee fees.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Income Taxes

The components of the Company's future income tax assets are as follows:

	2006	2005
Mineral properties	$ (417,000)	$ 1,079,000
Share issue costs	12,000	25,000
Excess of accounting basis over tax basis of SR&ED expenditure and property and equipment	79,000	72,000
Non-capital losses carried forward	1,580,000	1,412,000
US net operating losses carried forward	459,000	278,000
Total future income tax assets	1,713,000	2,866,000
Valuation allowance	(1,713,000)	(2,866,000)
Net book value	$ -	$ -

The Company has non-capital losses of $4,622,000 available to reduce future taxable income, which under Canadian income tax laws expire as follows:

2007	$ 364,000
2008	408,000
2009	433,000
2010	947,000
2014	996,000
2015	815,000
2016	659,000
	$4,622,000

The Company also has reported net operating losses in the US of $1,123,082 that are available to reduce taxable income in future years. These losses will expire in the period from 2011 to 2025 if not utilized.

9. Income Taxes (cont'd)

The income tax recovery shown on the statements of operations differs from that obtained by applying combined Canadian federal and provincial statutory rates of 34.12% (2005 – 35.62%) to the loss before taxes as follows:

		2006		2005
Income tax recovery based on the statutory rate	$	522,000	$	637,000
Tax effect of expired losses		-		(172,000)
Stock-based compensation		(131,000)		(107,000)
Share issue costs		12,000		12,000
Differences between amortization and capital cost allowance		(10,000)		(10,000)
Non-deductible expense		(100)		(500)
Unrecognized tax losses		(392,900)		(359,500)
Income tax for the year	$	-	$	-

10. Segmented Information

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States of America. All current exploration activities are conducted in Nevada, US. The net loss and assets identifiable with those geographic areas are as follows:

		2006		2005
Net loss				
Canada	$	(1,032,424)	$	(926,555)
USA		(498,648)		(861,987)
	$	(1,531,072)	$	(1,788,542)
Assets				
Canada	$	1,337,263	$	2,938,452
USA		20,517,034		20,094,605
	$	21,854,297	$	23,033,057

11. Commitments

(a) Office lease

The Company leases office space in Vancouver until July 31, 2007, under which it must pay $26,187 annually as its share of base rent and operating costs.

(b) Management agreements

The Company has a five-year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

11. Commitments (cont'd)

(b) Management agreements (cont'd)

The Company has an employment contract with its President. Under the terms of that contract, remuneration is $120,000 per annum reviewable on October 1st of each year, when such remuneration may be increased but not decreased. The contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

12. Subsequent Events

(a) Private placement

Upon receipt of regulatory and shareholder approval, the Company was granted the right to sell and/or subsequently issue up to an additional 76,000,000 of its common shares to purchase the half interest in the Sleeper Gold Property LLC joint venture from New Sleeper Gold Corporation (issuance of 10,000,000 common shares) and to fund ongoing mineral exploration on the Company's properties. The Company subsequently issued the following shares:

Date	Type	No. of shares	Deemed or Issue Price Per Share	Gross Proceeds to Company
May 16, 2006	Property Acquisition	10,000,000	$ 0.32	$ 3,200,000[1]
May 16, 2006	Private Placement	23,517,001	$ 0.28	$ 6,584,760
May 18, 2006	Private Placement	10,482,999	$ 0.28	$ 2,935,240

(1) Deemed value for acquisition purposes only. Proceeds not received by Company.

(b) Sleeper Gold Property

The Company reached an agreement and received all regulatory approvals to consolidate the property into a single entity and purchased the joint venture interest held by New Sleeper Gold Corporation. The purchase closed on May 16, 2006 whereby the Company paid $5,000,000 and delivered 10,000,000 common shares at a deemed value of $0.32 per share, with two-year resale restrictions attached.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs
For the years ended March 31, 2006 and 2005

	2006				2005			
	Sleeper Gold Project	**Pipeline Area - Mill Claims**	**Reese River**	**Total**	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Total
Mineral acquisitions and exploration expenditures, beginning of year	$ 22,647,442	$ 2,217,401	$ -	$ 24,864,843	$ 17,991,460	$ 139,095	$ -	$ 18,130,555
Acquisition and holding costs incurred								
Advance royalties	-	-	-	-	-	-	-	-
Property acquisitions	50,000	-	-	50,000	-	-	-	-
	$ 50,000	$ -	$ -	$ 50,000	$ -	$ -	$ -	$ -
Exploration Expenditures								
Claim Staking	-	-	-	-	-	-		-
Consulting	124,919	11,966	847	137,732	14,160	124,023	-	138,183
Geology	691,842	-	-	691,842	1,244,920	79,775	-	1,324,695
Drilling & Assaying	351,234	7,131	-	358,365	2,518,744	1,446,694	-	3,965,438
Field expenses	389,243	63,051	124	452,418	411,787	118,578	-	530,365
Insurance	8,750	5,250	-	14,000	9,500	9,500	-	19,000
Geophysics & Geochemistry	115,157	43,415	-	158,572	263,374	40,823	-	304,197
Licenses and fees	-	5,940	23,532	29,472	-	10,914	-	10,914
Reclamation	(43,522)	-	-	(43,522)	53,886	99,870	-	153,756
Stock-based compensation	68,055	26,175	10,470	104,700	22,373	14,915	-	37,288
Office, wages, prof fees & travel expenses	166,682	84,897	2,254	253,833	117,238	133,214	-	250,452
	$ 1,872,360	$ 247,825	$ 37,227	$ 2,157,412	$ 4,655,982	$ 2,078,306	$ -	$ 6,734,288
Mineral property interests written off	$ -	$ (61,575)	$ -	$ (61,575)	$ -	$ -	$ -	$ -
Mineral exploration expenditures and interests before other costs (recoveries)	$ 24,569,802	$ 2,403,651	$ 37,227	$ 27,010,680	$ 22,647,442	$ 2,217,401	$ -	$ 24,864,843
Prepaid reclamation obligation insurance	1,097,900	-	-	1,097,900	1,236,930	-	-	1,236,930
Funds held by insurer for reclamation obligation	1,651,981	-	-	1,651,981	1,772,179	-	-	1,772,179
Deferred environmental cost	657,389	-	-	657,389	657,389	-	-	657,389
Recovery through joint venturer cash contribution	(10,259,200)	-	-	(10,259,200)	(10,259,200)	-	-	(10,259,200)
Mineral interests, end of year	$ 17,717,872	$ 2,403,651	$ 37,227	$ 20,158,750	$ 16,054,740	$ 2,217,401	$ -	$ 18,272,141


16G

Win Rowe MSc (centre) and Robert Thomason MSc (right) inspect X-Cal's minesite maintenance equipment at Sleeper. Randy Kyllo (Left)


CAT





X-Cal's Secure Core Storage Facility at Sleeper.

Corporate Information

OFFICERS AND DIRECTORS

Shawn M. Kennedy, Vancouver, British Columbia
President, CEO and Director

John M. Arnold, Guelph, Ontario
Chief Financial Officer and Director

William E. Bateman, Toronto, Ontario
Corporate Secretary and Director

Derek Bartlett, Mississauga, Ontario
Director

Larry Kornze, Middleton, Idaho
Director

Robert D. Preston, Toronto, Ontario
Director

AUDITORS

Smythe Ratcliffe
Vancouver, BC

LEGAL COUNSEL

DuMoulin Black LLP
Vancouver, British Columbia

Kavanagh Bateman & Baek LLP
Toronto, Ontario

ANNUAL MEETING

The Annual General Meeting of shareholders will be held on Monday, September 18, 2006 at 3:00PM in the Canadian Room of The Ontario Club, Commerce Court South, Toronto.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
Toronto, Ontario

SHARES LISTED

The Toronto Stock Exchange
Trading Symbol: **XCL**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

U.S. 12G3 Exemption #82-1655
Standard & Poor's Directory

REGISTERED OFFICE

10th Floor, 595 Howe Street,
Vancouver, British Columbia V6C 2T5

MAILING ADDRESS

X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740

COURIER ADDRESS

X-Cal Resources Ltd.
750 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

WEBSITE

www.x-cal.com